

Via U.S. Mail and Facsimile

Mail Stop 4631

November 19, 2009

Louis V. Aronson, II
Chairman, President and Chief Executive Officer
Ronson Corporation
3 Ronson Road
Woodbridge, New Jersey 07095

> **Re: Ronson Corporation**
> **Schedule 14A**
> **Filed October 29, 2009**
> **File No. 1-01031**

Dear Mr. Aronson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Information, page 71

1. Please revise the proxy statement to include the audited financial statements of the registrant (seller) for each of the 2 most recent fiscal years plus unaudited interim periods. Please include the unaudited financial statements of the businesses to be disposed of for the same periods. Please also include pro forma operating information for each of the past 2 years and interim periods since the sale of the

businesses constitutes discontinued operations. See the Division of Corporation Finance's Compliance and Disclosure Interpretations, Proxy Rules and Schedule 14A, July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6.

Fairness Opinions

2. The staff notes that the fairness opinions are furnished solely for the use and benefit of your Board of Directors. Because it is inconsistent with the disclosures relating to the opinion, this limitation should be deleted. Alternatively, disclose the basis for Valuation Research Corporation's and DAK Capital, LLC's beliefs that shareholders cannot rely upon the opinions to support any claims against Valuation Research Corporation and DAK Capital, LLC arising under applicable state law (e.g., the inclusion of an express disclaimer in Valuation Research Corporation's and DAK Capital, LLC's engagement letters with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Valuation Research Corporation and DAK Capital, LLC would have no effect on the rights and responsibilities of either Valuation Research Corporation, DAK Capital, LLC or the board of directors under the federal securities laws.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michele Valliant, Esq. *(Via facsimile 973/624-7070)*
McCarter & English